Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-258418

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated August 24, 2021)

Wheels Up Experience Inc.

193,195,497 Shares of Class A Common Stock

4,529,950 Warrants to Purchase Class A Common Stock

12,521,494 Shares of Class A Common Stock Underlying Warrants

This Prospectus Supplement No. 2 supplements the prospectus dated August 24, 2021 (the “Prospectus”) of Wheels Up Experience Inc., a Delaware corporation (“we” or the “Company”), that forms a part of the Registration Statement on Form S-1 (File No. 333-258418).

This Prospectus Supplement No. 2 (this “Prospectus Supplement”) is being filed to update and supplement information contained in the Prospectus with the information contained in our Current Report on Form 8-K (other than with respect to information in Item 7.01 of this Current Report), filed with the Securities and Exchange Commission on February 28, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Class A common stock, par value $0.0001 per share (“Class A common stock”) is traded on the New York Stock Exchange (the “NYSE”) under the symbol “UP”, and our warrants are listed on the NYSE under the symbol “UP WS”. On February 25, 2022, the last reported sale price of our Class A common stock was $3.41 per share and the last reported sale price of our warrants was $0.5899 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 27 of the Prospectus and in Item 1A of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 28, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 24, 2022

WHEELS UP EXPERIENCE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39541	98-1557048
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

601 West 26th Street, Suite 900
New York, New York	10001
(Address of principal executive offices)	(Zip Code)

(212) 257-5252

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	UP	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	UP WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 28, 2022, Wheels Up Experience Inc. (the “Company”) announced that on February 24, 2022, Eric Phillips resigned from the Board of Directors (the “Board”) of the Company, effective as of such date (the “Effective Date”). The Company expresses gratitude to Mr. Phillips’ contributions to the Board and the Company. The departure of Mr. Phillips is not related to any disagreement with the Company or the Board regarding any matter related to the Company’s operations, policies or practices.

On the Effective Date, the Board determined, effective as of the Effective Date, to appoint Dwight James to serve as a Class I member of the Board, as well as a member of the Safety and Security Committee of the Board. Mr. James was designated to the Board pursuant to a letter agreement dated February 1, 2021 (the “Rights Letter”), by and among, Wheels Up Partners Holdings LLC, Delta Air Lines, Inc. (“Delta”) and Aspirational Consumer Lifestyle Corp. (“Aspirational”), the Company’s predecessor. Pursuant to the Rights Letter, subject to certain conditions, Delta was entitled to designate two members of our Board at the closing of the Company’s business combination with Aspirational (the “Closing”), and to thereafter nominate (and if such director is not elected, to appoint, subject to certain limitations) two directors to the Board, with one such individual to serve as a Class I director and the other to serve as a Class III director. Directors designated by Delta do not receive any compensation for their service as directors. If Delta ceases to own at least 50% of the shares of Wheels Up Class A common stock, $0.0001 par value (the “Common Stock”) that it owns as of the Closing, Delta will no longer have the right to nominate (or appoint, if applicable) one such director. If Delta ceases to own at least 25% of the shares of Common Stock that it owns as of the Closing, Delta will no longer have any nomination (or appointment) rights as it relates to our Board.

Mr. James is Senior Vice President – Customer Engagement & Loyalty at Delta, responsible for the company’s digital strategy and loyalty programs, and serves as the CEO of Delta Vacations, a wholly owned global subsidiary of Delta. Since 2009, he has held roles of increasing responsibility at Delta, including as Senior Vice President – Pricing & Revenue Management, Senior Vice President – International Pricing & Revenue Management and Senior Vice President – Transatlantic. Prior to joining Delta, Mr. James served in several roles with The Home Depot, Inc., including in corporate strategy, business development and M&A. Mr. James also serves on the Board of Directors of Floor & Décor Holdings, Inc. (NYSE: FND), a specialty retailer and commercial flooring distributor of hard surface flooring and related accessories. Mr. James earned his B.A. in Business Administration from Morehouse College and MBA from Duke University – The Fuqua School of Business.

There are no transactions between Mr. James and the Company that would require disclosure under Item 404(a) of Regulation S-K. The description of certain relationships and related transactions between the Company and Delta is included in the final prospectus and definitive proxy statement, dated June 23, 2021 and filed by the Company with the Securities and Exchange Commission on June 23, 2021 in the subsections entitled “Delta Equity Purchase Agreement,” “Commercial Arrangements with Delta,” “Delta Subleases,” and “Delta Investor Rights Letter” under the section entitled “Certain Relationships and Related Person Transactions―WUP” beginning on page 300, which is incorporated herein by reference.

Item 7.01.    Regulation FD Disclosure.

On February 28, 2022, the Company issued a press release announcing the appointment of Mr. James to the Board and related matters. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated by reference herein. The information in Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release, dated February 28, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHEELS UP EXPERIENCE INC.

Date: February 28, 2022	By:	/s/ Kenneth Dichter
		Name:	Kenneth Dichter
		Title:	Chief Executive Officer

Exhibit 99.1

Wheels Up Announces Dwight James to Join Board of Directors

Delta executive brings global strategic focus, deep aviation and partnerships background

NEW YORK – Wheels Up (NYSE: UP), the leading brand in private aviation, today announced that Delta Air Lines Senior Vice President Dwight James has joined its Board of Directors, effective February 24.

He fills the unexpired term of fellow Delta executive Eric Phillips, who is stepping down to focus on other commitments. James is expected to stand for election to a full term on the Board at the company’s Annual Meeting of Shareholders later this year. He will also fill Phillips’s role on the Board’s Safety & Security Committee.

“We are delighted to add someone with Dwight’s extensive global aviation background to our Board of Directors,” said Wheels Up Chairman and CEO Kenneth Dichter. “Dwight brings a unique perspective, strategic orientation and a clear view of the opportunity in private aviation. I’d also like to thank Eric for his time, energy and service to the Board and Wheels Up. His contributions over the past two years have been invaluable as we’ve become the first publicly traded private aviation company in the United States. We wish him all the best and know he will remain very close to the Wheels Up family.”

James currently serves as Delta’s Senior Vice President - Customer Engagement & Loyalty, as well as the CEO of Delta Vacations. During his nearly 13-year career at Delta, James has served in several senior roles, including SVP - Pricing and Revenue Management and SVP - International Pricing & Revenue Management. Prior to Delta, he held roles in corporate strategy, business development and M&A functions at The Home Depot and Deloitte Consulting.

“With a growing business and iconic brand, Wheels Up is well positioned for success,” said James. “I’m excited to join a deep and experienced Board and work with a strong management team on this unique opportunity to shape the next chapter for the company and the future of private travel.”

James also serves on the Board of Directors of Floor & Décor (NYSE: FND), a leading multi-channel specialty retailer of hard surface flooring and related accessories. He has a B.A. in Business Administration from Morehouse College and an MBA from Duke University – The Fuqua School of Business.

About Wheels Up

Wheels Up is the leading provider of "on demand" private aviation in the United States and one of the largest private aviation companies in the world. Powered by a growing marketplace of more than 1,500 safety-vetted and verified aircraft, Wheels Up is the only company in the industry to offer a total private aviation solution that includes a relentless focus on safety and service, with flexibility across all types of aircraft, membership programs, corporate solutions, aircraft management, whole aircraft sales and commercial travel benefits through a strategic partnership with Delta Air Lines.

The Wheels Up App enables members and customers to search, book and fly. Wheels Up Connect, Core, and Business memberships provide enhancements such as flight sharing, empty-leg Hot Flights, Shuttle Flights, Shared Flights, signature Wheels Up Down events and exclusive member benefits from preeminent lifestyle brands. Wheels Up's ongoing Wheels Up Cares program aligns with philanthropic organizations and initiatives that affect and matter to the company and its customers, members, stakeholders, families and friends. The Wheels Up Cares fleet comprises five custom-painted Beechcraft King Air 350i aircraft, with each plane serving as a flying symbol for a specific social cause.